UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

HII Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
40421H 10 9
(CUSIP Number)
Brent Mulliniks 8588 Katy Freeway, Suite 430 Houston, Texas 77024 (713) 821-3157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421H 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Brent Mulliniks
2.	Check the Appropriate Box if a Member of a Group
(a) (b) / / / /
3.	SEC Use Only
4.	Source of Funds	SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,462,445
8.	Shared Voting Power 0
9.	Sole Dispositive Power 3,462,445
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,462,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	6.27%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.

Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of HII Technologies, Inc., a Delaware corporation, or HIIT.  The principal executive offices of HIIT are currently located at 8588 Katy Freeway, Suite 430, Houston, Texas 77024.

Item 2.

Identity and Background

(a)

Name:

Brent Mulliniks

(b)

Business address for each of the Reporting Persons:

8588 Katy Freeway, Suite 430, Houston, Texas 77024

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person currently serves as President of Apache Energy Services, LLC, a wholly-owned subsidiary of HIIT, whose address is  8588 Katy Freeway, Suite 430, Houston, Texas, 77024.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)

Citizenship:  USA

Item 3.

Source and Amount of Funds or Other Consideration

On December 31, 2013, 500,000 shares of common stock of the Issuer vested in the Reporting Person, giving him, 2,622,000 shares as of such date (or 5.41% on December 31, 2013).  An additional 500,000 shares vested on March 31, 2014 and another 250,000 shares vested on June 30, 2014.   The shares were issued pursuant to a Securities Purchase Agreement and Restricted Stock Agreement discussed below.

On September 26, 2012, HIIT consummated the acquisition (the “Acquisition”) of all of the outstanding membership interests of Apache Energy Services LLC, a Nevada limited liability company  (“Apache”) pursuant to the terms of s a Securities Purchase Agreement dated September 26, 2012 by and among the registrant, Apache and the members of Apache (the “Purchase Agreement”). The purchase price consisted of: (a)    Cash in the amount of $290,000, of which $250,000 was paid on the closing date and the remaining $40,000 is payable (subject to a purchase price adjustment) in six equal installments, with the first installment payable on the first day of each month beginning the third month following the month in which the Closing occurs and each month thereafter until paid in full; (b) $1,300,000 in 5% subordinated secured promissory notes (the  “Notes”), and (c) 6,500,000 shares (the “Shares”) of the registrant’s common stock.   The Reporting Person was a 50% member of Apache and accordingly received 3,250,000 shares of common stock under a restricted stock agreement (“Restricted Stock Agreement”) pursuant to which 500,000 shares vest each quarter beginning December 31, 2012.

The Purchase Agreement and the Restricted Stock Agreement is incorporated by reference to HIIT’s Current Report on Form 8-K filed with the SEC on October 2, 2012.

On each of May 23, 2013, September 17, 2013 and December 4, 2013, the Reporting Person purchased 38,000 shares ($9,880), 10,000 shares ($3,000) and 17,000 shares ($8,650) of common stock respectively.  In addition, the Reporting Person received 90,445 shares of common stock in consideration of the cancellation $45,222.61 in indebtedness under the secured note issued pursuant to the Securities Purchase Agreement referred to below on April 30, 2014.  Accordingly, as of the date hereof, the Reporting Person owns 3,462,445 shares of the Issuer’s common stock.

Item 4.

Purpose of Transaction

The purpose of the Purchase Agreement was for the Issuer to acquire Apache.   The Reporting Person was a 50% member of Apache and received his shares of common stock under the Restricted Stock Agreement upon closing of the Purchase Agreement.

As a material term of the transaction, the Reporting Person was appointed as President of Apache, which became a wholly-owned subsidiary of the Issuer upon closing of the Acquisition.

The Reporting Person acquired beneficial ownership of the shares of Common Stock of the Issuer on each of May 23, 2013, September 17, 2013, December 4, 2013 and April 30, 2014 for investment purposes because he believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Person believed that the shares of Common Stock at market prices on the date of  purchase were undervalued.

Other than as stated above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.

      Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 3,462,445 shares of common stock of the Issuer, which equals approximately 6.27% of the outstanding shares of Common Stock as of December 17, 2014.  Percentage ownership is based upon an assumption that 55,192,110 shares of Common Stock are outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014 to be the number of shares outstanding on November 14, 2014.

(b) The Reporting Person has sole power to vote and share power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c) Except as discussed herein, the Reporting Person has not effected any transaction in HIIT common stock during the past 60 days.

(d)  No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 27, 2012, the Reporting Person and Apache entered into an employment agreement for the Reporting Person’s services as President of Apache.  The employment agreement is incorporated by reference to HIIT’s Current Report on Form 8-K filed with the SEC on October 2, 2012.

Item 7.

Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.

Securities Purchase Agreement dated September 26, 2012 between HII Technologies, Inc. Apache Energy Services, LLC and the members of Apache.  This agreement is incorporated by reference to HIIT’s Current Report on Form 8-K filed with the SEC on October 2, 2012.

2.

Restricted Stock Agreement dated September 27, 2012 between HII Technologies, Inc. and Brent Mulliniks.  This agreement is incorporated by reference to HIIT’s Current Report on Form 8-K filed with the SEC on October 2, 2012.

3.

Employment Agreement dated September 27, 2012 between Brent Mulliniks and Apache Energy Services, LLC. This agreement is incorporated by reference to HIIT’s Current Report on Form 8-K filed with the SEC on October 2, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2014

By: /s/ Brent Mulliniks